SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

                   Daleco Resources Corporation
                           (Name of Issuer)

                  Common Stock ($ .10 Par Value)
                  (Title of Class of Securities)

                             23437P109
                          (CUSIP Number)

                         Alfonso C. Knoll,
                   Terra Silex Holding Ltd. Co.
         930 Greenville Road, Denver, Pennsylvania 17517
                          (610) 507-5174
    (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                         with a copy to:
                        David W. Swartz,
                       Stevens & Lee, P.C.
                     111 North Sixth Street
                          P.O. Box 679
                 Reading, Pennsylvania 19603-0679
                         (610) 478-2184

                       September 20, 2001
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                            SCHEDULE 13D

CUSIP NO. 23437P109

1.   Names I.R.S. Identification Numbers of Reporting Persons
          Terra Silex Holdings Ltd. Co.
          IRS Identification No.:  23-3803092

2.   Check the appropriate box is a member of a group* (a) [ X ]
                                                       (b) [   ]

3.   SEC use only

4.   Source of Funds*
          WC

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                        [   ]

6.   Citizenship or place of organization
          Pennsylvania

7.   Sole Voting Power
          2,510,000 shares

8.   Shared Voting Power
          15,200 shares

9.   Sole Dispositive Power
          2,510,000 shares

10.  Shared Dispositive Power
          15,200 shares

11. Aggregate amount beneficially owned by each reporting person
          2,525,200 shares

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                       [   ]

13.  Percent of class represented by amount in row (11)
          37.4%

14.  Type of reporting person*
          OO



                            SCHEDULE 13D

CUSIP NO. 23437P109

1.   Names I.R.S. Identification Numbers of Reporting Persons
          Leon Prince

2.   Check the appropriate box is a member of a group* (a) [ X ]
                                                       (b) [   ]

3.   SEC use only

4.   Source of Funds*
          PF

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                        [   ]

6.   Citizenship or place of organization
          USA

7.   Sole Voting Power
          15,000 shares

8.   Shared Voting Power
          2,510,200 shares

9.   Sole Dispositive Power
          15,000 shares

10.  Shared Dispositive Power
          2,510,200 shares

11. Aggregate amount beneficially owned by each reporting person
          2,525,200 shares

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                       [   ]

13.  Percent of class represented by amount in row (11)
          37.4%

14.  Type of reporting person*
          IN



                            SCHEDULE 13D

CUSIP NO. 23437P109

1.   Names I.R.S. Identification Numbers of Reporting Persons
          Alexander Maguire

2.   Check the appropriate box is a member of a group* (a) [ X ]
                                                       (b) [   ]

3.   SEC use only

4.   Source of Funds*
          PF

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                        [   ]

6.   Citizenship or place of organization
          USA

7.   Sole Voting Power
          0 shares

8.   Shared Voting Power
          2,525,200 shares

9.   Sole Dispositive Power
          0 shares

10.  Shared Dispositive Power
          2,525,200 shares

11. Aggregate amount beneficially owned by each reporting person
          2,525,200 shares

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                       [   ]

13.  Percent of class represented by amount in row (11)
          37.4%

14.  Type of reporting person*
          IN



                            SCHEDULE 13D

CUSIP NO. 23437P109

1.   Names I.R.S. Identification Numbers of Reporting Persons
          Alfonso C. Knoll

2.   Check the appropriate box is a member of a group* (a) [ X ]
                                                       (b) [   ]

3.   SEC use only

4.   Source of Funds*
          PF

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                        [   ]

6.   Citizenship or place of organization
          USA

7.   Sole Voting Power
          200 shares

8.   Shared Voting Power
          2,525,000

9.   Sole Dispositive Power
          200 shares

10.  Shared Dispositive Power
          2,525,000 shares

11. Aggregate amount beneficially owned by each reporting person
          2,525,200 shares

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                       [   ]

13.  Percent of class represented by amount in row (11)
          37.4%

14.  Type of reporting person*
          IN



                            SCHEDULE 13D

CUSIP NO. 23437P109

1.   Names I.R.S. Identification Numbers of Reporting Persons
          Gregory Gennace

2.   Check the appropriate box is a member of a group* (a) [ X ]
                                                       (b) [   ]

3.   SEC use only

4.   Source of Funds*
          PF

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                        [   ]

6.   Citizenship or place of organization
          USA

7.   Sole Voting Power
          0 shares

8.   Shared Voting Power
          2,525,200 shares

9.   Sole Dispositive Power
          0 shares

10.  Shared Dispositive Power
          2,525,200

11. Aggregate amount beneficially owned by each reporting person
          2,525,200 shares

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                       [   ]

13.  Percent of class represented by amount in row (11)
          37.4%

14.  Type of reporting person*
          IN



     The Schedule 13D of Terra Silex Holdings Ltd. Co. ("Terra Silex"), Leon Prince, Alexander Maguire, Alfonso Knoll and Gregory Gennance (collectively, the "Reporting Persons"), dated September 4, 2001 (the "Initial Statement") relating to the common stock $0.01 per share (the "Common Stock") of Daleco Resources Corporation (the "Company" or "Terra Silex") is hereby amended as set forth herein. Responses to each amended item herein may be incorporated by reference into one or more other amended items, as applicable. Capitalized terms used herein but not defined shall have the meanings set forth in the Initial Statement and in the Stock Purchase Agreement attached as Exhibit "A" to this Amendment. If the response to an item set forth in the Initial Statement is not amended herein, such response in such Initial Statement shall be considered unchanged.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          Item 3 of the Initial Statement is hereby amended by adding the following text at the end thereof:

          The source of funds used, and proposed to be used, by Terra Silex to purchase shares of Common Stock under the Stock Purchase Agreement (as defined and described in Item 6) and in exercising the Price Warrants (as defined and described in Item 6) to acquire shares of Common Stock was (with respect to shares purchased), and is planned to be (with respect to potential future purchases) made from the proceeds of capital contributions made by its members.

ITEM 4.   Purpose of the Transaction.

          Item 4 of the Initial Statement is hereby amended by deleting the last two paragraphs thereof and by adding the following:

          On September 20, 2001, Terra Silex entered into the Stock Purchase Agreement with the Company and simultaneously acquired 400,000 shares of Common Stock. The 400,000 shares of Common Stock acquired under the Stock Purchase Agreement (as defined and described under Item 6), was acquired to establish a substantial investment position in the Company. The additional shares of Common Stock which Terra Silex has the right and conditional obligation to acquire under the Stock Purchase Agreement
          (including the Common Stock which Terra Silex has the right to acquire if it elects to exercise the Price Warrant as defined and described in Item 6), is presently intended to be acquired to increase such investment position.

          The terms of the Securities Purchase Agreement require the Company's Board to appoint one designee of Terra Silex to such Board prior to the Second Traunche funding and to use its best efforts to cause such director to remain as a director for so long as Terra Silex owns at least 400,000 shares of Common Stock. After completion of the Third Traunche funding (described under Item 6) the Company is required to use its best efforts to cause the election of a second designee of Terra Silex and to cause such designee to remain as a director for five (5) years, so long as Terra Silex owns 5% or more of the Company's Common Stock outstanding.

          Terra Silex may make additional purchases of Common (or Common Stock equivalents either in the open market or in private transactions, depending on Terra Silex's evaluation of the Company's business, prospects and financial condition, the market for the Company's securities, general economic conditions and other factors. Depending on these and other factors, Terra Silex may also dispose of all or part of their investment at any time, subject to securities law considerations. Nothing in the Stock Purchase Agreement restricts these rights.

          Two members of Terra Silex, in their individual capacities or through a new corporation controlled by them, are presently negotiating, independent of Terra Silex, an agreement with the Company to provide administrative and financial consulting services to the Company. Whether or not this agreement is entered into and if so, when and the pricing and other terms and conditions thereof are not determinable at this time. These individuals and/or Terra Silex (as appropriate) intends to file an amended report (or a new report) under Rule 13d.1 or 13d.2, if and when appropriate.

          Except as described above, at the present time, the Reporting Persons have no plans that would relate to any transaction change or event specified in clauses
          (a) - (j) of the special instructions of Item 4 of
          Schedule 13D. The Reporting Persons, may, however, change their investment intent and/or purposes one or more transactions to the Company's Board. In the event of a material change in its intent, the Reporting Persons will file an amendment to this
          Schedule 13D to reflect such changed intent.

          The response to Item 5 and to Item 6 of this amendment 1 to Schedule 13D is hereby incorporated by reference.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Initial Statement is hereby amended by deleting the response to Item 5(a) and 5(c) set forth in the Initial Statement, incorporating Item 6 by reference and substituting the following in lieu thereof:

          (a)  The Reporting Persons may be deemed the
               beneficial owner, in the aggregate, of 625,200 shares of Common Stock actually owned by the Reporting Persons on September 20, 2001 and 2,525,200 shares beneficially owned after giving effect to shares of Common Stock which Terra Silex has the right to acquire within 60 days, as required by Rule 13d-3.

               Based on 4,852,574 shares of Common Stock outstanding on September 20, 2001, Reporting Person Terra Silex owns of record 610,000 shares, representing approximately 12.6% of the shares of Common Stock outstanding as of such date. Reporting Person Leon Prince, a member of Terra Silex, owns 15,000 shares of Common Stock in his individual capacity, which constituted less than one percent of the shares of Common Stock outstanding on September 20, 2001. Alfonso C. Knoll, a member of Terra Silex, owns 200 shares of Common Stock in his individual capacity, which also constituted less than one percent of the shares of Common Stock outstanding on September 20, 2001.

               Based on the sum of (i) 4,852,574 shares of Common Stock outstanding on September 20, 2001 and (ii) the 1,900,000 shares deemed outstanding under Rule 13d-3 (because Terra Silex has the right to purchase such shares within 60 days). Reporting Person Terra Silex beneficially owns 2,525,200 shares (consisting of the 625,200 shares it owns of record and beneficially and the 1,900,000 shares it has the right to purchase within 60 days under the Stock Purchase Agreement and the Price Warrants), representing 37.4% of the shares outstanding and deemed outstanding under Rule 13d-3.

               Based on the sum of (i) 4,852,574 shares actually outstanding, (ii) the 1,900,000 shares deemed outstanding under Rule 13d-3, and (iii) the 20,957,654 shares of common stock underlying common stock equivalents outstanding (priced and calculated based on a $1.05 price per share of Common Stock), Reporting Person Terra Silex owns and is deemed to own 2,525,200 shares, representing 9.1% of the shares of common stock outstanding.

          (c) The following table sets forth transactions by the Reporting Persons in the Common Stock over the prior sixty days:

                         Number                    Total
                           of                      Price
 Date                    Shares      Price          Per
Acquired   Purchaser    Acquired   Per Share      Purchase

08-09-01 Terra Silex     6,000      $1.15         6,900.00
08-10-01 Terra Silex   194,000       1.19       230,800.00
08-13-01 Terra Silex    10,000       1.31        13,100.00
09-20-01 Terra Silex   120,000       1.25       150,000.00
09-20-01 Terra Silex   280,000(1)    1.25(1)    350,000.00(1)
09-20-01 Terra Silex 1,400,000(2)(4) 1.25(2)  1,750,000.00(2)(4)
09-20-01 Terra Silex   500,000(3)(4) 1.25(3)    625,000.00(3)(4)
_______

(1) In exchange for satisfying a judgment against the Company.
(2) Shares purchasable by Terra Silex under Stock Purchase Agreement within 60 days.
(3) Shares issuable upon exercise of price warrants attributable to the First, Second and Third Traunche closings.
(4) Terra Silex acquired beneficial ownership of 1.9 million shares on September 20, 2001, but has yet to pay for and actually acquire such shares. The information under Items 5 and 6 are hereby incorporated by reference.
_______

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          Item 6 is hereby amended by deleting the response to
          Item 6 in the initial Statement in its entirety and substituting the following:

          Terra Silex entered into a Stock Purchase
          Agreement, dated September 20, 2001, with the Company. Under the Agreement, Terra Silex purchased 400,000 shares of Common Stock simultaneously with the execution of the Agreement. Of such shares, 120,000 shares of such Common Stock were purchased for cash at $1.25 per share. The remaining 280,000 shares were acquired in exchange for the satisfaction of a judgment obtained against the Company and a subsidiary, in November 2000, in favor of a creditor which judgment was acquired by Terra Silex. Based on information provided by the Company, the judgment creditor had demanded that the Company pay in excess of $350,000 to fully satisfy such judgment.
          The closing asked price quotation for shares of the Company's Common Stock on September 20,
          2001, in the pink sheets in the over the counter market was $1.05 per share.

          Under the Agreement, the Company also agreed to sell and Terra Silex also agreed to purchase, an additional 400,000 shares of Common Stock (the "Second Traunche" purchase) and an additional
          1 million shares of Common Stock (the "Third Traunche" purchase) within 45 days after the signing of the Agreement, and 60 days from the Closing of the Second Traunche (which periods may be extended under certain circumstances), respectively. The obligations of Terra Silex to complete the Second and Third Traunche purchases are subject to a number of conditions, including, but not limited to, a satisfactory due diligence review, certain representations and warranties made by the Company remaining true and correct, there being no material adverse change in the Company's business, the Company reimbursing Terra Silex for expenses related to the purchases, and the Company's compliance with certain covenants. Thus, there can be no assurance Terra Silex will complete the Second and Third Traunche purchases.

          Under the Agreement, the Company is required to cause one designee of Terra Silex to be elected to the Company's Board of Directors prior to the Second Traunche purchase and a second designee of Terra Silex to be elected upon completion of the Third Traunche closing.

          If the Company sells, in one or more transactions, 500,000 shares or more of Common Stock (or Common Stock equivalents) during the period beginning September 20, 2001, and ending September 19, 2006, Terra Silex also has the right, under the Stock Purchase Agreement, to purchase additional shares of Common Stock in an amount necessary to maintain its proportionate percentage of the Company's outstanding shares of Common Stock. Such purchase is required to be at the same price and on the same terms as those applicable to the purchaser.

          Under the Warrant Agreement, executed by the parties in connection with the Stock Purchase Agreement, the Company, in consideration of Terra Silex's efforts in organizing and structuring the purchases of the Common Stock and its purchase of the Common Stock at a price substantially above current market prices, granted to Terra Silex a warrant to purchase
          500,000 additional shares of Common Stock at an exercise price of $1.25 per share (the "Price Warrant"). The Price Warrant may be exercised in whole or in part, on one or more occasions, in multiples of 50,000 shares as follows:

            (i)  Between September 20, 2001 and December 31,
                 2006 - 125,000 shares of Common Stock

           (ii) After the Second Traunche closing and until December 31, 2006 - 250,000 shares of Common
                 Stock

          (iii) After the Third Traunche closing and until December 31, 2006 - 500,000 shares of Common
                 Stock

          The exercise period for the Price Warrant may be extended under certain circumstances, and the Price Warrant is subject to limited antidilution protection.

          The shares of Common Stock acquired by Terra Silex under the Stock Purchase Agreement and any shares of Common Stock acquired by Terra Silex under the Price Warrant are subject to the terms of the Registration Rights Agreement between Terra Silex and the Company dated September 20, 2001. Under the Registration Rights Agreement, Terra Silex has the right, subject to customary restrictions and limitations, to one demand registration and an unlimited number of piggyback registrations.

          The foregoing descriptions of the Stock Purchase Agreement, the Price Warrant and the Warrant Agreement and the Registration Rights Agreement constitute summaries only and do not purport to be complete.
          Such descriptions are qualified in their entirety by reference to the Stock Purchase Agreement, the Warrant Agreement and the Registration Rights Agreement which are set forth on Exhibit A, Exhibit B, and Exhibit C, respectively. Exhibit A, B and C are hereby incorporated by reference herein.

ITEM 7.   Material to be File as Exhibits

          Item 7 is hereby amended by adding the following at the end thereof:

          The Stock Purchase Agreement is attached hereto as Exhibit A. The Warrant Agreement is attached hereto as Exhibit B. The Registration Rights
          Agreement is attached hereto as Exhibit C.



                            Signatures

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September __, 2001         TERRA SILEX HOLDINGS LTD. CO.


                           By/s/Alfonso C. Koll
                                 Alfonso C. Knoll
                                 Manager


                           /s/Leon Prince
                                 Leon Prince


                           /s/Alexander Maguire
                                 Alexander Maguire


                           /s/Alfonso C. Knoll
                                 Alfonso C. Knoll


                           /s/Gregory Gennace
                                 Gregory Gennace


                          Exhibit Index

          The Exhibit Index is hereby amended by adding the following text at the end thereof, the documents to which such text refers being attached hereto:

Exhibit A - Stock Purchase Agreement, dated as of September 20,
            2001 between Terra Silex Holdings Ltd. Co. and
            Daleco Resources Company

Exhibit B - Warrant Agreement between Terra Silex Holdings Ltd.
            Co. and Daleco Resources Company

Exhibit C - Registration Rights Agreement dated September 20,
            2001